SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   May 28, 2003

PARKWAY PROPERTIES, INC.
(Exact Name of registrant as specified in charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place Suite 1000
188 East Capitol Street
P.O. Box 24647
Jackson, MS 39225-4647
(Address of principal executive offices)

(601) 948-4091
(Registrant's telephone number, including area code)

Former name or former address, if changed since last report

Item 5. Other Events.

On May 28, 2003, Parkway Properties, Inc. (the "Company") agreed to sell 2,400,000 shares of 8.00% Series D Cumulative Redeemable Preferred Stock pursuant to an Underwriting Agreement between the Company, Parkway Properties, LP, Wachovia Securities, Inc. and A.G. Edwards & Sons, Inc. The Series D Preferred Stock has a $25 liquidation value per share and will be redeemable at the option of the Company on or after June 27, 2008. The offering will result in net proceeds of approximately $57,850,000, which along with a portion of the proceeds from the Company's March 2003 issuance of common stock will be used to redeem the Company's outstanding 8.75% Series A Cumulative Redeemable Preferred Stock. Closing of the offering is expected to occur on June 27, 2003.

Item 7.   Financial Statements and Exhibits.

(c)   Exhibits.

(1)   Underwriting Agreement among Parkway Properties, Inc., Parkway Properties LP, Wachovia Securities, Inc. and A.G. Edwards & Sons, Inc., dated May 28, 2003.

(5)   Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality.

(8)   Opinion of Jaeckle Fleischmann & Mugel, LLP as to certain tax matters.

(23)   Consents of Jaeckle Fleischmann & Mugel, LLP (included as part of Exhibits 5 and 8).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 4, 2003

PARKWAY PROPERTIES, INC.
(Registrant)

By:_____
Marshall A. Loeb
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
(1)	Underwriting Agreement among Parkway Properties, Inc., Parkway Properties LP, Wachovia Securities, Inc. and A.G. Edwards & Sons, Inc., dated May 28, 2003.
(5)	Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality.
(8)	Opinion of Jaeckle Fleischmann & Mugel, LLP as to certain tax matters.
(23)	Consents of Jaeckle Fleischmann & Mugel, LLP (included as part of Exhibits 5 and 8).